November14,2008	Pricewaterhouse Coopers LLP Chartered Accountants Mississauga Executive Centre One Robert Speck Parkway, Suite1100 Mississauga, Ontario Canada L4Z3M3 Telephone+19059497400 Facsimile+14168143220

Securities and Exchange Commission
100F Street, N.E.
Washington, DC20549

Commissioners:

We have read the statements made by SunOpta Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item4.01 of Form8-K, as part of the Form 8-K of SunOpta Inc. dated November 10, 2008. We agree with the statements concerning our Firm in such Form8-K.

Yours very truly,

/s/ Pricewaterhouse Coopers LLP

Pricewaterhouse Coopers LLP

"PricewaterhouseCoopers" refers to Pricewaterhouse Coopers LLP, an Ontario limited liability partnership, or, as the context requires, the Pricewaterhouse Coopers global network or other member firms of the network, each of which is a separate and independent legal entity.